February 21, 2007

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Contribution Limits and Deadlines

Tax Year 2006

The deadline for Traditional and Roth IRA contributions is April 17, 2007. Contribution limits for 2006 are as follows:

	Under age 50 on 12/31/06	50 or over on 12/31/06
Traditional IRA*	$4,000	$5,000
Roth IRA**	$4,000	$5,000
SIMPLE IRA	$10,000	$12,500
SEP IRA	The lesser of 25% of income or $44,000.	

* You cannot contribute to a Traditional IRA in the year you turn age 70 1/2.

** You cannot contribute this full amount to a Roth IRA if you are a single filer whose Modified Adjusted Gross Income (MAGI) exceeds $95,000 or a joint filer whose MAGI exceeds $150,000.

Tax Year 2007

The deadline for Traditional and Roth IRA contributions is April 15, 2008. Contribution limits for 2007 are as follows:

	Under age 50 on 12/31/07	50 or over on 12/31/07
Traditional IRA*	$4,000	$5,000
Roth IRA**	$4,000	$5,000
SIMPLE IRA	$10,500	$13,000
SEP IRA	The lesser of 25% of income or $45,000.	

* You cannot contribute to a Traditional IRA in the year you turn age 70 1/2.

** You cannot contribute this full amount to a Roth IRA if you are a single filer whose Modified Adjusted Gross Income (MAGI) exceeds $99,000 or a joint filer whose MAGI exceeds $156,000.

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